April 27, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

Morgan Stanley Global Long/Short Fund A (“GLS A”)

File Numbers 811-22094 & 333-144612

Morgan Stanley Global Long/Short Fund P (“GLS P”)

File Numbers 811-22095 & 333-144614

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on March 1, 2011 (in each case, such Fund’s “March PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Fund’s subsequent post-effective amendments to their respective registration statements, each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Additionally, each of ARF, GLS A, and AMS A is referred to as a “Master Fund,” and each of STS, GLS P, and AMS P is referred to as a “Feeder Fund.”

Comment 1.	Please review and, as necessary, tailor the disclosure in each Fund’s registration statement relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms.

Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).[1]

Response 1. The Funds have solicited input from portfolio management personnel with respect to each Fund’s use of derivatives in light of the Barry Miller Letter. Each Fund has reviewed the disclosures in its registration statement with portfolio managers, and hereby confirms that the disclosures fully reflect (1) the types of derivatives that are expected to be used by each Fund; and (2) the purpose(s) for which these instruments may be used. As a result, the Funds believe the derivatives disclosure is appropriate in light of the Barry Miller Letter.

Comment 2.	Disclosure regarding current market conditions should be included in each Fund’s registration statement.

Response 2. Each Fund’s registration statement contains the following disclosure under the caption “Types of Investments and Related Risks—Investment Related Risks” and sub-caption “Highly Volatile Markets,” which we believe is appropriate based on current market conditions:

Highly Volatile Markets. Investment Funds are subject to the risk that trading activity in securities in which the Investment Funds invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for an Investment Fund to properly value any of its assets represented by such securities. In particular, since late 2007, the trading market for certain classes of securities (such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares) has been dramatically impaired, resulting in greater difficulties valuing such securities for which a robust market previously had existed. For additional valuation risks to which Investment Funds may be subject, see “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure — Valuation.”

The deterioration of the credit markets since late 2007 generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. In particular, events in the financial sector during late 2008 have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to, the U.S. government’s placement of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation under conservatorship, the bankruptcy filing of Lehman Brothers Holdings Inc., the sale of Merrill Lynch to Bank of America, the U.S. government support of American International Group, Inc., the sale of Wachovia to Wells Fargo, the election of Morgan Stanley and Goldman Sachs to be regulated as bank holding companies, reports of credit and liquidity issues

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See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

involving certain money market mutual funds, and emergency measures by the U.S. and foreign governments banning short-selling.

The [Master] Fund may invest in Investment Funds that have substantial exposure to the securities of financial services companies. As a result of the foregoing events, numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Moreover, certain financial companies have avoided collapse due to intervention by the U.S. regulatory authorities (such as the Federal Deposit Insurance Corporation or the Federal Reserve System), but such interventions have often not averted a substantial decline in the value of such companies’ common stock. Issuers that have exposure to the real estate, mortgage and credit markets have been particularly affected by the foregoing events and the general market turmoil, and it is uncertain whether or for how long these conditions will continue. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies’ ability to return to previous levels of profitability. See “Other Risks—Legal and Regulatory Risks.”

In addition, the recent market turmoil and weakened position of many financial services companies have forced many such companies to reduce or terminate the credit they have extended to hedge funds, which has in turn forced many hedge funds to “deleverage” by selling large portions of their investments in a fairly short period of time. If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot cover its outstanding indebtedness. See “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by the [Master] Fund” and “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

Comment 3.	Confirm that the type size in each Fund’s registration statement meets the requirements of Rule 420 under the Securities Act of 1933.

Response 3. We confirm that this is the case.

Comment 4.	Please confirm that STS’s registration statement addresses comments previously given by the SEC staff with respect to Cayman subsidiaries of registered investment companies.

Response 4. We confirm that the disclosure in STS’s registration statement addresses SEC Staff comments regarding the Cayman limited duration company.

Comment 5.	In the section of each Fund’s prospectus captioned “Investment Program” and sub-captioned “Investment Philosophy,” each Fund states that “in certain circumstances the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds by entering into derivative transactions, such as total return swaps, options and forwards.” Please confirm whether each Fund enters into credit default swaps, and if so, provide additional disclosure to this effect.

Response 5. We confirm that the each Fund does not enter into credit default swaps at the present time.

Comment 6.	In the section of each of ARF’s and STS’s prospectuses captioned “Investment Program” and sub-captioned “Leverage,” each Fund states that the Master Fund has entered into a credit facility in the form of a variable funding note with Credit Suisse International (“the “Lender”). Please disclose, in each of ARF’s and STS’s prospectuses, the fees paid to the Lender in connection with this arrangement.

Response 6. We acknowledge the comment and will add the following disclosure to each of ARF’s and STS’s prospectuses:

The interest rate on the borrowings is 3-month USD LIBOR plus 1.85% per annum. The [Master] Fund is charged a minimum interest rate of 1.85% per annum on $75,000,000, less any drawdowns. For the year ended December 31, 2010, the [Master] Fund incurred interest expense of $1,879,899 in connection with the Note.

Comment 7.	In the Appendix to each of ARF’s and STS’s prospectuses captioned “Performance and Standard Deviation Summary of Performance Benchmark and Other Indices,” please clarify that no inference should be drawn between the performance of the Master Fund and the performance of the HFRI Fund of Funds Diversified Index (“Performance Benchmark”).

Response 7. We have revised the disclosure in accordance with the comment by adding the following as the last sentence of the first full paragraph of the Appendix:

The performance of the Performance Benchmark is not necessarily indicative of the performance of the [Master] Fund.

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As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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